Exhibit 99.1

Financial Highlights for the Six Months Ended March 31, 2023

	For the Six Months Ended March 31,
	2023	2022	% Change
Revenue	$29,163,616	$32,086,522	-9%
Gross profit	$2,294,746	$3,502,491	-34%
Gross margin	7.9%	10.9%	-3%
Income from operations	$210,631	$1,227,245	-83%
Net income	$439,380	$249,681	76%
Net Income attributable to Qilian International Holding Group Limited (“Qilian International”)	$495,521	$87,862	464%
Basic and diluted earnings per share	$0.01	$0.00	464%

Revenue decreased by 9% year-over-year to $29.2 million for the six months ended March 31, 2023 from $32.1 million for the same period of the prior fiscal year. The revenue demoninated in Renminbi (“RMB”) decreased by 1 million RMB (equvalent to $0.14 million U.S. dollars (“USD”), using the average conversion rate for current period) The decrease in revenue translated in USD is primarily attributable to the depreciation of RMB against USD from an average exchange rate of 1 USD = 6.3712 RMB for the six months ended March 31, 2022 to an average exchange rate of 1 USD = 6.9761 for the six months ended March 31, 2023.

Gross profit decreased by 34% to $2.3 million for the six months ended March 31, 2023 from $3.5 million for the same period of the prior fiscal year. Gross margins were 7.9% and 10.9% for the six months ended March 31, 2023 and 2022, respectively. The decreased gross profit was mainly due to decreased gross margin from heparin products, the sales per unit of which has decreased compared to that in the six months ended March 31, 2022.

Income from operations was $0.2 million for the six months ended March 31, 2023, compared to income from operations of $1.2 million for the same period of the prior fiscal year, due to the decrease of gross profit, offset by the decreased of selling, general and administrative expense of $0.2 million.

Net income was $0.4 million for the six months ended March 31, 2023, compared to the net income of $0.2 million for the same period of the prior fiscal year. The increase was mainly due to the $1.2 million increase in investment income from the change of fair value of marketable securities, offset the $1.0 million decrease in income from operations as described above.

Net income attributable to Qilian International was $0.5 million or earnings per share of $0.01 for the six months ended March 31, 2023, compared to net income attributable to Qilian International of less than $0.1 million or, or earnings per share of $0.00,  for the same period of the prior fiscal year. Subsidiaries with non controlling interest owners  incurred loss for the six months ended March 31, 2023 compared to income for the same period in the prior year.

Unaudited Financial Results for the Six months ended March 31, 2023

Revenue

For the six months ended March 31, 2023, revenue decreased by $2.9 million, or 9%, to $29.2 million from $32.1 million for the same period of the prior fiscal year.

For the six months ended March 31, 2023, revenue from heparin products decreased by $0.4 million or 4%. The sales price of heparin product decreased from RMB 42.8 per gram for the six month ended March 31, 2022 to RMB 38.8 per gram for the six month ended March 31, 2023. Commence from February 2023, heparin product became one of the centralized procurement medicine by the PRC government which intensified the competition of the product in the market.

For the six months ended March 31, 2023, revenue from oxytetracycline & licorice products increased by $0.3 million or 1.7%. This is a normal fluctuation in our oxytetracycline & licorice products line business and increased sales only accounts for less than 1% of our total sales which is related to slight sales quantity increase in the current period.

Cost of revenue

Cost of revenue decreased by $1.7 million, or 6%, to $26.9 million for the six months ended March 31, 2023 from $28.6 million for the same period of the prior fiscal year. The decrease in cost of sales is primarily attributable to the depreciation RMB against USD, from an average exchange rate of 1 USD = 6.3712 RMB for the six months ended March 31, 2022 to an average exchange rate of 1 USD = 6.9761 for the six months ended March 31, 2023. The cost of revenue denominated in RMB increased by 5.3 million RMB which is discussed in the section “Gross profit” below.

Gross profit

Gross profit decreased by $1.2 million, or 34%, to $2.3 million for the six months ended March 31, 2023 from $3.5 million for the same period of the prior fiscal year, mainly due to the decrease of gross margin of $0.9 million from heparin product and susage casing, $0.5 million from oxytetracycline & Licorice products, partially offset by the increased gross margin of $0.2 million from natural fertilizer. As a result, gross margin percentage decreased to 7.9% for the six months ended March 31, 2023 from 10.9% for the same period of the prior fiscal year.

Gross profit margin for oxytetracycline & Licorice products decreased by 1.8% for the six months ended March 31, 2023 as a result of the increase production cost due to the higher labor cost and utility cost post pandemic, compared to the same period of last year. Gross profit margin for heparin product and susage casing decreased by 6.5% for the six months ended March 31, 2023 as a result of the decreased selling price for heparin product in the current period, compared to the same period of prior year, due to intense price competition of the product in the market, as Chinese government announced centralized procurement of the medicine from beginning of 2023.

Gross profit margin for fertilizer increased by 29% as the Company became one of designated suppliers by Gansu government to provide organic fertilizer for certain soil improvement projects. The sales associated with these projects are $0.3 million, with a gross profit margin over 50%.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $2.1 million for the six months ended March 31, 2023, representing an decrease of approximately $0.2 million, or 9%, from $2.3 million for six months ended March 31, 2022. The decrease was mainly attributable $0.4 million decrease of research and development expense related to developing new products in the oxytetracycline & licorice products line for six months ended March 31, 2022, offset by increase of salary and incentive bonus for our sales force for their post-pandemic sales effort for the six months ended March 31, 2023.

Investment income (loss)

Investment income was $0.2 million for the six months ended March 31, 2023, compared to investment loss of $1.0 million for the same period of the prior fiscal year. Investment income (loss) is driven by the fair value change of the investment in available-for-sale securities.

Net income and net income attributable to Qilian International

Net income was approximately $0.4 million and $0.2 million for the six months ended March 31, 2023 and 2022. After deducting non-controlling interests, net income attributable to Qilian International was approximately $0.5 million for the six months ended March 31, 2023, compared to net income attributable to Qilian International of less than $0.1 million for the same period of the prior fiscal year.

Earnings per share-basic and diluted

After deducting non-controlling interests, earnings per share attributable to the Company was $ 0.01 per basic and diluted share, for the six months ended March 31, 2023, compared to earnings per share of less than $0.01 per basic and diluted share, for the same period of the prior fiscal year.

Weighted average number of shares outstanding was 35,750,000 for the six months ended March 31, 2023, compared to 35,750,000 for the same period of last fiscal year.

Financial Condition

As of March 31, 2023, the Company had cash and cash equivalent of $8.9 million, compared to $14.3 million as of September 30, 2022. Total working capital was $17.9 million as of March 31, 2023, compared to $20.9 million as of September 30, 2022.

Net cash used in operating activities was $0.4 million for the six months ended March 31, 2023, compared to net cash provided by operating activities of $4.2 million for the same period last year. Cash flows from the adjustment made to reconcile net income to net cash provided by (used in) operating actitities decreased by $0.9 million mainly due to the increased unrealized investment gain from marketable securities of $1.2 million. The decrease of cash provided by operating activities was also due to a decrease of $3.9 million in cash inflows from the change in working capital, primarily driven by $1.5 million of increase in cash outflow due to increase in inventory, $1.3 million decrease in cash inflow due to increase in note receivable, $1.6 million decrease in cash inflow due to decrease in note payable, $2.2 million decrease in cash inflow due to increase in account receivable, offset by $1.2 million increase of cash inflow from the decrease of other current assets, $0.8 million decrease of cash outflow from the increase of account payable, and $1.1 million of increase in cash inflow due to the increase in advance from customers.

Net cash used in investing activities was $2.3 million for the six months ended March 31, 2023, compared to net cash used in investing activities $3.5 million for the same period last year. Cash used in investing activities for the six months ended March 31, 2023 includes cash used for purchase of property and equipment of $0.4 million, cash used for purchase of intangible assets of $1.9 million and cash used for purchase of non controlling interest less than $0.1 million. Cash used in investing activities for the six months ended March 31, 2022 includes cash used for purchase of property and equipment of $1.8 million and cash used for purchase of intangible assets of $1.7 million.

Net cash used in financing activities was $2.9 million for the six months ended March 31, 2023, compared to net cash provided by financing activities $3.1 million for the same period of last year. Cash used in financing activities for the six months ended March 31, 2023 includes cash used for repayment of bank loan and bank notes payable of $1.0 million, as well as dividend paid of $1.8 million. Cash provided by financing activities for the six months ended March 31, 2022 include cash proceeds from bank loans of $3.1 million.

About Qilian International Holding Group Limited

Qilian International Holding Group Limited, headquartered in Gansu, China, is a pharmaceutical and chemical products manufacturer in China. It focuses on the development, manufacture, marketing and sale of licorice products, oxytetracycline products, traditional Chinese medicine derivatives product, heparin product, sausage casings, and fertilizers. The Company’s products are sold in more than 20 provinces in China. For more information, visit the company’s website at http://ir.qlsyy.net/.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, financial needs and the successful construction of the pig by-product processing project facility. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

Qilian International Holding Group Limited and Subsidiaries

Condensed Consolidated Balance Sheets

	As of March 31	As of September 30
	2023 (Unaudited)	2022
ASSETS
CURRENT ASSETS:
Cash and cash equivalent	$8,879,727	$14,319,234
Restricted cash	834,479	659,779
Accounts receivable, net	1,583,751	815,325
Bank acceptance notes receivable	3,792,801	2,585,886
Inventories, net	10,895,897	8,879,486
Advances to suppliers, net	948,069	1,215,105
Other current assets	144,575	1,559,174
TOTAL CURRENT ASSETS	27,079,299	30,033,989

Property and equipment, net	10,720,407	10,184,029
Intangible assets, net	3,679,794	1,726,928
Investment in available-for-sale securities	19,716,200	19,470,400
Long term investment	611,031	617,570
Operating lease right of use assets	75,527	86,584
Deferred tax assets	83,088	212,876
Prepayments for property and equipment	2,093,705	2,021,330
Other long term assets	174,733	172,911
TOTAL ASSETS	64,233,784	64,526,617

CURRENT LIABILITIES:
Bank loans	-	140,578.00
Accounts payable	4,392,304	5,289,481
Advance from customers	2,484,007	556,418
Bank notes payable	598,839	1,531,649
Deferred government grants-current	81,604	121,542
Taxes payable	867,583	815,811
Operating lease liabilities, current	25,401	23,859
Accrued expenses and other payables	733,493	701,263
TOTAL CURRENT LIABILITIES	9,183,231	9,180,601

LONG TERM LIABILITIES
Operating lease liabilities, noncurrent	47,699	72,537
Deferred government grants - noncurrent	267,551	309,943
TOTAL LIABILITIES	9,498,481	9,563,081

Commitments and contingencies

EQUITY:
Ordinary Shares, $0.00166667 par value, 100,000,000 shares authorized, 35,750,000 and 35,750,000 Ordinary Shares issued and outstanding as of March 31, 2023 and September 30, 2022 , respectively	59,583	59,583
Additional paid-in capital	36,410,931	36,410,931
Statutory Reserve	3,249,316	3,118,542
Retained earnings	14,086,408	15,509,177
Accumulated other comprehensive loss	(960,401)	(2,046,091)
Total shareholders’ equity attributable to Qilian International	52,845,837	53,052,142
Noncontrolling interests	1,889,466	1,911,394
TOTAL EQUITY	54,735,303	54,963,536
TOTAL LIABILITIES AND EQUITY	64,233,784	64,526,617

Qilian International Holding Group Limited and Subsidiaries

Condensed Consolidated Statements of Income and Comprehensive Income (unaudited)

	For the six months ended March 31
	2023	2022
NET REVENUE	$29,163,616	$32,086,522

COST OF REVENUE	26,868,870	28,584,031

GROSS PROFIT	2,294,746	3,502,491

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	2,084,115	2,275,246

INCOME FROM OPERATIONS	210,631	1,227,245

Other income (expenses)
Interest income (expense), net	32,701	18,772
Investment income (loss)	217,593	(958,167)
Grant income	96,259	59,225
Other income	130,450	22,759
Total Other income (expense)	477,003	(857,411)

INCOME BEFORE INCOME TAX PROVISION	687,634	369,834

PROVISION FOR INCOME TAXES	248,254	120,153

NET INCOME	439,380	249,681

Less: net (loss) income attributable to non-controlling interest	(56,141)	161,819

NET INCOME ATTRIBUTABLE TO QILIAN INTERNATIONAL HOLDING GROUP LIMITED	$495,521	$87,862

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	1,148,573	589,156
COMPREHENSIVE INCOME	1,587,953	838,837
Less: comprehensive income attributable to non - controlling interests	6,741	219,732
COMPREHENSIVE INCOME ATTRIBUTABLE TO QILIAN INTERNATIONAL HOLDING GROUP LIMITED	1,581,211	619,105

Earnings per common share - basic and diluted	$0.01	$0.00
Weighted average shares - basic and diluted	35,750,000	35,750,000

Qilian International Holding Group Limited and Subsidiaries

Condensed Consolidated Statements of Cash flows (unaudited)

	For the six months ended March 31
	2023		2022
Cash flows from operating activities:
Net Income		$439,380	249,681
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Amortization of the Right-of-use assets		13,937	25,217
Depreciation and amortization		205,461	542,214
Provision (reserve) of doubtful accounts		1,281	(25,688)
Inventory (provision) reserve		397,039	(108,861)
Deferred tax expense		135,274	82,257
Unrealized gain (loss) from marketable securities		(245,800)	988,800
Investment income (loss)		28,207	(30,633)
Changes in operating assets and liabilities:
Accounts receivable		(728,868)	1,487,728
Bank acceptance notes receivable		(1,096,994)	224,657
Bank acceptance notes payable		-	1,657,977
Inventories		(2,069,096)	(535,184)
Advances to suppliers		305,403	654,668
Other current assets		1,450,828	287,351
Accounts payable		(1,069,672)	(1,851,881)
Advance from customers		1,877,996	712,649
Advance from customers - related parties		-	(7,795)
Deferred government grants		(96,259)	(136,176)
Taxes payable		22,210	6,646
Accrued expenses and other payables		7,009	4,416
Operating lease liabilities		(26,331)	(40,913)
Net cash (used in) provided by operating activities		(448,995)	4,187,130

Cash flows from investing activities:
Purchase of property and equipment		(350,271)	(1,748,429)
Purchase of intangible assets		(1,885,870)	-
Prepayment for property and equipment		-	(1,689,933)
Purchase of non controlling interest		(28,669)
Net cash used in investing activities		(2,264,810)	(3,438,362)

Cash flows from financing activities:
Proceeds from bank loans		-	3,139,126
Repayment of bank loans		(143,347)	-
Proceeds from (Repayment of) bank notes payable		(972,291)	-
Dividend paid		(1,787,517)	-
Net cash (used in) provided by financing activities		(2,903,155)	3,139,126

Effect of exchange rate change on cash and cash equivalents and restricted cash		352,153	170,904

Net (decrease) increase in cash and cash equivalents and restricted cash		(5,264,807)	4,058,798
Cash and cash equivalents and restricted cash at beginning of period		14,979,013	12,607,373
Cash and cash equivalents and restricted cash at end of period		$9,714,206	16,666,171

Supplemental cash flow information
Cash paid for interest		$-	$151,456
Cash paid for income taxes		$26,990	$140,331
Property and equipment purchase financed by accounts payable	$		$116,897

Qilian International Holding Group Limited and Subsidiaries
Consolidated Statements of Changes in Equity (unaudited)

	Ordinary Shares		Additional Paid-in Capital	Retained Earnings	Statutory Reserve	Accumulated Other Comprehensive Income	Shareholders' Equity	Non-controlling Interests	Total Equity

	Shares	Amount
Balance at September 30, 2021	35,750,000	$59,583	$36,390,931	$14,693,905	$2,857,121	$857,066	$54,858,606	$1,809,852	$56,668,458
Net income for the year				87,862			87,862	161,819	249,681
Appropriation for statutory reserve				(217,386)	217,386		-		-
Foreign currency translation adjustment						531,243	531,243	57,913	589,156
Balance at March 31, 2022	35,750,000	$59,583	$36,390,931	$14,564,381	$3,074,507	$1,388,309	$55,477,711	$2,029,584	$57,507,295

Balance at September 30, 2022	35,750,000	59,583	36,410,931	15,509,177	3,118,542	(2,046,091)	53,032,142	1,911,394	54,943,536
Net income for the year				495,521			495,521	(56,141)	439,380
Purchase of non controlling interest								(28,669)	(28,669)
Appropriation for statutory reserve				(130,774)	130,774		-		-
Dividend				(1,787,517)			(1,787,517)		(1,787,517)
Foreign currency translation adjustment						1,085,690	1,085,690	62,883	1,148,573
Balance at March 31, 2023	35,750,000	$59,583	$36,410,931	$14,086,408	$3,249,316	$(960,401)	$52,845,837	$1,889,466	$54,735,303